UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 27, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#Q1_2017

Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

27 April 2017



Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange's ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange's ability to retain the necessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector's consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Financial results overview

Q1 2017 Group achievements

		YoY
Revenue	€ 10.1 bn	+0.8% +€85m
Adjusted EBITDA*	€ 2.6 bn	+2.0% +€50m
Capex	€ 1.5 bn	+2.1% +€30m
Group customers	265 m	+1.0%

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

* see slide 23 for EBITDA adjustments

Convergence, the bedrock of our commercial performance

Convergence: client with an offer combining at least one broadband access (xDSL, FTTx or LTE4Fixed with cell-lock) and a mobile voice contract.



Convergent B2C customer base in m

% % of broadband B2C customer base



France
+10%
5.1
5.2
5.4
5.5
5.6
57%
1Q16 2Q16 3Q16 4Q16 1Q17
Spain
+7%
2.88
2.94
2.98
3.02
3.07
82%
1Q16 2Q16 3Q16 4Q16 1Q17
Poland
+39%
0.53
0.57
0.60
0.67
0.74
38%
1Q16 2Q16 3Q16 4Q16 1Q17

Churn improvement with convergence*

France	Spain	Poland
-2pts	-7pts	-4pts

B2C billed services quarterly ARPCO (Average Revenue Per Convergent Offer), in €/month

France	Spain	Poland
€61.5 +0.0% yoy	€55.0 +5.2% yoy	€26.0 -9.8% yoy

Convergent billed service revenue B2C yoy growth

France	Spain	Poland
+10%	+12%	+23%

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Another quarter of organic growth, mostly driven by Spain

Q1 2017 revenue*	YoY
€10.1bn	+0.8% +€85m

* Orange Bank Net Banking Income is not included in Group revenues but in Group other operating income

Group revenue growth yoy



-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
+0.8%
+1.0%
+0.8%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Q1 revenue evolution, telecom (in €m)



9,986
-4
101
3
-2
13
9
-36
1
10,070
Europe: +€114m
Q1'16 cb
France
Spain
Poland
Belgium & Lux.
Central Europe
Africa Middle East
Enterprise
IC&SS eliminations
Q1'17

Growth in adjusted EBITDA driven by revenue growth and cost containment

Q1 2017 Adjusted EBITDA (telecom)	YoY
€2.6bn	**+2.2%** **+€57m**
	As % of rev. **25.9%** +0.3pt yoy

Adjusted Ebitda growth (telecom, yoy in %)



-2.1%
-1.2%
+1.6%
+1.7%
-1.6%
+0.1%
+1.6%
+4.8%
+2.2%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Adjusted EBITDA evolution (telecom, in €m)



2,555
85
-29
2,611
Q1'16 cb
Revenues growth
Costs evolution
Q1'17

Sustained investment efforts to keep our competitive advantage in connectivity

Q1 2017 CAPEX (telecom)	YoY
€1.5bn	+1.4%
14.7% of rev.	+€21m

% of population covered by 4G and yoy growth

Belgium	Poland	Moldova	Spain	France	Romania	Slovakia
100%	99%	98%	91%	89%	83%	80%
+1pt	+10pt	+13pt	+4pt	+8pt	+11pt	+15pt

FTTH connectable homes

		YoY
Spain	10.0 m	+35%
France	7.4 m	+35%
Centr. Eur	2.4 m	x7
Poland	1.7 m	x2

Section two
Business review

Q1 2017 France

BB and fixed wholesale continue to support revenue trend improvement

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**4,427**	**4,431**	**-0.1%**
mobile services	1,576	1,629	-3.3%
mobile equipment	147	144	+2.5%
fixed services	2,564	2,523	+1.6%
other revenues	140	135	+3.5%

Revenue evolution (yoy in %)



Total
Broadband services
Mobile services
PSTN
10%
5%
0%
-5%
-10%
-15%
+5.5%
-0.7%
-1.6%
-0.5%
-0.9%
-0.1%
-3.3%
-12.2%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Broadband ARPU
Quarterly ARPU, €/month

33.6€



+1.6%
33.1
33.4
33.4
33.5
33.6
Q1 16
Q2 16
Q3 16
Q416
Q1 17

Mobile ARPU
Quarterly ARPU, €/month

21.4€



-0.8%
21.6
21.8
22.5
21.9
21.4
Q1 16
Q2 16
Q3 16
Q416
Q1 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€61.5 +0.0% yoy

Revenues
+10%

Number of mobile lines per convergent offer
1.5 +0.03 yoy

Churn differential*
-2 pts

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q1 2017 France commercial performance

Strong net adds in mobile and broadband despite a very competitive environment

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
12.8%
11.5%
+33
+110
+165
+116
+73
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

4G **64%** of Mass-Market contract customers have a 4G plan (+15pts yoy)

70% of B2C mobile-voice contracts are on SIM-only offers (+15pt yoy)

89% of 4G population coverage (+8pts yoy)

57% of broadband B2C customers are on **convergent** offers (+3pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+101
+92
+130
+96
+73
+115
+106
+126
+145
+127
-14
-14
+4
-49
-54
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

51% of FTTH net adds are new clients

7.4m of FTTH connectable homes (+35% yoy)

1.6m of FTTH customers (+47% yoy)

40% of retail BB customers are on high-end offers* (+0pt yoy)

*Play and Jet

Q1 2017 Spain

Very strong performance driven by solid growth in customer base and in ARPU

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**1,290**	**1,189**	**+8.5%**
mobile services	654	605	+8.1%
mobile equipment	135	119	+14.1%
fixed services	500	466	+7.5%

Revenue evolution (yoy in %)**



Total
Broadband services
Mobile services
12%
10%
8%
6%
4%
2%
0%
+1.8%
+6.2%
+7.8%
+7.9%
+8.5%
+8.1%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Broadband ARPU
Quarterly ARPU, €/month

31.6€



+3.0%
30.6
30.9
30.8
31.7
31.6
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Mobile ARPU
Quarterly ARPU, €/month

13.6€



+4.6%
13.0
13.4
14.4
13.5
13.6
Q1 16
Q2 16
Q3 16
Q416
Q1 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€55.0 +5.2% yoy

Revenues
+12%

Number of mobile lines per convergent offer
1.8 +0.06 yoy

Churn differential*
-7 pts

** Starting Q1 2017, fixed LTE is reported in fixed broadband (previously in mobile)

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q1 2017 Spain commercial performance

Convergence and FTTH driving solid growth in fixed and mobile customer base

Mobile contract net adds and churn rate

net adds in '000s | quarterly churn rate in %



17.2%
19.5%
+122
+230
+135
+170
+119
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

82% of broadband B2C customers are on **convergent** offers (+1.5pt yoy)

Fixed BB net adds (in '000s)

FTTH | ADSL and others



+55
+45
+67
+61
+40
+211
+199
+194
+199
+196
-156
-154
-127
-138
-156
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

4G **8.2m** **4G** customers (+42% yoy)

99% of B2C mobile voice contract are on **SIM-only** offers

3.1m B2C **broadband convergent** customers (+188k yoy)

10.0m **FTTH** connectable homes (+2.6m yoy)

1.8m **FTTH** customers (x1.8 yoy) 43% penetration of the FBB base

537k **TV** customers 13% penetration of the FBB base

Q1 2017 Poland

Focus on Broadband and convergence with solid FTTH and Wireless for fixed take-up

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**652**	**649**	**+0.5%**
mobile services	287	307	-6.6%
mobile equipment	73	44	+65.0%
fixed services	262	277	-5.4%
other revenues	30	20	+51.3%

		YoY
9.5m	Mobile **contract** customers	+11%
0.7m	Broadband B2C **convergent** customers	+39%
1.7m	**FTTH** connectable homes	x2.1

Mobile contract net adds
in '000s



+203
+190
Q1 16
Q1 17

Promising Fixed BB take-up**
(net adds in'000s)



Wireless for fixed
FTTH
+21
+11
+10
+98
+69
+29
Q1 16
Q1 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€26.0 -9.8% yoy

Revenues
+23%

Number of mobile lines per convergent offer
1.9 +0.2 yoy

Churn differential*
-4 pts

** Starting Q1 2017, wireless for fixed is reported in fixed broadband (previously in mobile)

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q1 2017 Belgium & Luxembourg

Successful launch of the convergent offer LOVE. ARPU still growing thanks to 'more for more' strategy

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**307**	**309**	**-0.7%**
mobile services	253	254	-0.4%
mobile equipment	27	31	-13.1%
fixed services	21	18	+14.3%
other revenues	6	6	+6.7%

Total Fixed and Mobile services revenue growth in Q1 17 thanks to convergence (yoy in %)



Total service revenues
Mobile service revenues
fixed services revenues
15%
10%
5%
0%
-5%
-10%
-15%
-20%
+14.3%
+2.1%
+0.6%
+1.6%
-0.3%
-0.1%
-0.4%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Belgium contract ARPU growing despite EU roaming

Quarterly ARPU, €/month and yoy growth

28.9€



+3.0%
+2.0%
-0.7%
+2.8%
+1.1%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

3.2m mobile contract customers — +5% yoy

1.5m 4G customer base — +39% yoy

50k Belgium cable customers — +16k qoq

Q1 2017 Central European countries

Solid revenue growth boosted by data monetization and smartphone penetration

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**409**	**396**	**+3.2%**
mobile services	331	327	+1.2%
mobile equipment	31	25	+20.5%
fixed services	35	33	+6.9%
other revenues	12	10	+12.0%

Revenue growth boosted by Romania
yoy in %



Total Central Europe
Romania
Slovakia
Moldova
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
+5.6%
+4.6%
+3.2%
-1.0%

8.1m mobile **contract** customers — **+3% yoy**

3.5m **4G** customer base — **x1.8 yoy**

231k* **VHBB** customers

o/w **40k** customers from acquisition of Sun communications

41k **Orange Money Romania** customers since launch in November 16

* FTTH+ Fixed LTE +Cable + VDSL

Q1 2017 Africa & Middle East

Customer base upturn confirmed in Q1 while revenues growth impacted by calendar effect

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**1,239**	**1,231**	**+0.7%**
mobile services	1,038	1,012	+2.6%
mobile equipment	17	17	+1.1%
fixed services	165	187	-11.3%
other revenues	19	16	+23.1%

Revenues yoy growth in %



Revenues growth
Restated for bissextile year impact
+4.4%
+2.3%
+2.5%
+1.6%
+0.7%
+1.5%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

New business drivers continue to sustain growth

+64%

Orange Money revenue growth yoy in Q1

31m customers

9m active customers in last 30 days

+31%

Data revenue growth yoy in Q1

4G available in 11 countries

+11%

B2B revenue growth yoy in Q1

Q1 2017 Enterprise

Pressure on voice, ongoing growth of IT and integration services

in m€	Q1 17	Q1 16 cb	yoy cb
Revenues	**1,796**	**1,832**	**-2.0%**
voice	358	383	-6.4%
data	688	706	-2.6%
IT&IS	510	497	+2.6%
mobile	240	246	-2.7%



Security revenue growth **+15%** yoy



Cloud revenue growth **+19%** yoy

Revenues per segment (yoy in %)



Total
Voice & Data & Mobile
IT & integration services
9.0%
6.0%
3.0%
0.0%
-3.0%
-6.0%
+1.7%
-0.2%
+0.2%
-0.1%
+2.6%
-2.0%
-3.7%
Q116
Q216
Q316
Q4 16
Q1 17

Mobile contract net adds excl.M2M (mostly in France)



+8
+42
+22
+15
+14
Q1 16
Q2 16
Q3 16
Q4 16
Q117

Section four
2017 guidance

orange™

2017 guidance confirmed

*subject to shareholders' approval

**ex-date June 12th, record date June 13th, payment date June 14th



Group adjusted EBITDA	**2017 > 2016** comparable basis
Net debt / Adjusted EBITDA Telecom	**Around 2x** in the medium term
Dividend	2017 dividend * **€0.65** June 2017** 2016 balance of €0.4* December 2017 2017 interim of €0.25
M&A policy	Selective with focus on existing footprint

Appendices

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17
Mobile customers (excl. MVNOs)	**28,612**	**28,966**	**29,508**	**30,033**	**30,489**
Contract	24,581	25,069	25,759	26,486	27,090
M2M	4,277	4,611	5,115	5,711	6,228
Excluding M2M	20,305	20,457	20,644	20,775	20,862
Prepaid	4,030	3,897	3,748	3,547	3,398
Mobile volume market share (in %)*	**35.1%**	**35.3%**	**35.4%**	**35.5%**	**35.7%**

Fixed KPIs (in thousands)	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17
Broadband customers	**10,830**	**10,923**	**11,056**	**11,151**	**11,220**
o/w xDSL	9,698	9,686	9,693	9,643	9,587
o/w FTTH customers	1,075	1,181	1,308	1,452	1,579
Broadband market share (in %)*	**40.0%**	**40.1%**	**40.3%**	**40.2%**	**40.2%**
Net adds broadband market share (in %)*	45.3%	64.2%	58.1%	36.8%	37.0%

* Numbers for the latest quarter are company estimates.

EBITDA adjustments

in €m	Q1'16 actual	Q1'16 cb	Q1'17
Adjusted EBITDA	**2,569**	**2,548**	**2,598**
restructuring and integration	-113	-112	-5
litigations	39	39	15
labour related	-30	-30	-24
o\w Senior Part Time	-30	-30	-24
portfolio review and others	-16	-6	-6
Reported EBITDA	**2,449**	**2,439**	**2,578**

Revenues yoy evolution

Group


yoy
1%
0%
-1%
-2%
-3%
-4%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
+0.8%
+1.0%
+0.8%
Q1 2014
Q2
Q3
Q4
Q1 2015
Q2
Q3
Q4
Q1 2016
Q2
Q3
Q4
Q1 2017

France


0%
-1%
-2%
-0.1%
Q1 16
Q2
Q3
Q4
Q1 17

Africa & the Middle-East


10%
8%
6%
4%
2%
0%
+0.7%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1
14
15
16
17

Europe


5%
0%
-5%
-10%
+4.5%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1
14
15
16
17

Enterprise


2%
1%
0%
-1%
-2%
-2.0%
Q1 16
Q2
Q3
Q4
Q1 17

Spain


10%
5%
0%
-5%
-10%
+8.5%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1
14
15
16
17

Poland


2%
0%
-2%
-4%
-6%
-8%
+0.5%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1
14
15
16
17

Belgium & Luxemburg


5%
0%
-5%
-10%
-15%
-20%
-0.7%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1
14
15
16
17

Central European countries


4%
2%
0%
-2%
-4%
-6%
-8%
+3.2%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1
14
15
16
17